Form C-AR (Annual Report) Template

For Issuers Raising Under $218,000 under Regulation Crowdfunding

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1. Cover Page

Company Name: Oxygen4Life, Inc.
CIK (Central Index Key): 0001952064
Primary Offering Platform: Dealmaker
Form Type: Form C-AR
Fiscal Year Ended: December 31, 2024
Date of Report: May 4, 2025
State of Incorporation: Delaware
Principal Executive Office:
9977 N 90th Street Suite 300
Scottsdale, Arizona 85258
Website: www.oxygen4lifeinc.com

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2. Narrative Disclosure

A. Description of the Business

Oxygen4Life, Inc. is a life sciences and AI healthcare technology company offering non-invasive, FDA-cleared infrared imaging and heart rate variability diagnostic systems, paired with a patented medical food (Brivanta™) for inflammation management. Its core products include the ThermaLens Iris XP InfraRed Imaging System, Brivanta™, the Max Pulse ANS Device, and the proprietary Ai.llumi™ platform—a diagnostic AI powered by over 1,000,000 clinical thermal images. The company also operates InfraREDMed, a training and certification platform for practitioner adoption.

Oxygen4Life's integrated ecosystem supports early detection and management of chronic diseases, including cardiovascular conditions, diabetic neuropathy, PTSD, TBI, and DFUs (diabetic foot ulcers), pain management other chronic inflammatory conditions helping clinicians improve outcomes and reduce costs.

B. Material Changes Since Last Offering

• Hired Dr. Marcos Brioschi, MD PhD as Chief Medical Officer.
• Added Keith McAslan (Fractional CFO) and Dr. Mary Sue McAslan (Advisor) to leadership.
• Appointed Tom Winckler to lead investor relations and capital strategy.

• Added David Blackledge, Atty and Dr. Guy Petersen, MD to the Board of Advisors.
• Initiated Reg CF campaign preparation through Dealmaker and filed necessary SEC documents to start new raise April 1, 2025
• Opened a new corporate headquarters and diagnostic training facility in Scottsdale, AZ.
• Participated in the OPPMED 2025 conference and AI Venture Network showcase.
• Expanded database and clinical applications through Ai.llumi™.

C. Planned Business Activities

• Commercial launch of diagnostic platform and Brivanta™ through B2B sles, leasing and clinical channels.
• Aggressively pursuing VA and DoD contracts for trauma surgery, PTSD, TBI, DFUs, and neuropathy applications.
• Continue clinical validation and partnerships with universities and research hospitals.
• Expand go-to-market strategy including government buyers, private clinics, and global distribution.

3. Capital Structure (As of December 31, 2024)

Security Type	Amount Outstanding	Rights / Preferences
Common Stock	10,834,458	Voting, dividend eligible
Common Stock class B	100,000	Non-Voting, dividend rights

4. Financial Statements

(*Self-prepared, not reviewed or audited. Presented under U.S. GAAP*)

A. Balance Sheet

(*As of December 31, 2024*)

Assets	Amount
Cash	$1,497.79
Inventory	$44,000

Assets	Amount
Equipment (net)	$0
Total Assets	**$248,360.97**

Liabilities & Equity	Amount
Accounts Payable	$103,438.20
Convertible Notes	0
Common Stock	239,316.99
Retained Earnings	-90,794.89
Total Liabilities & Equity	**$248,360.97**

B. Income Statement

(For the Year Ended December 31, 2024)

Description	Amount
Revenue	$174,834.32
Cost of Goods Sold (COGS)	$75,731.12
Gross Profit	$99,103.20
Operating Expenses	$146,338.80
Net Loss	-$49,186.21

C. Statement of Cash Flows

(Indirect Method – Year Ended December 31, 2024)

Cash Flow From:	Amount
Operating Activities	$51,486.91
Investing Activities	0

Cash Flow From: **Amount**

Financing Activities $48,949.88

Net Increase in Cash $ -999.42

D. Statement of Changes in Stockholders' Equity

Year Beginning Common   Stock (in thousands)   Total Shares

Year	Beginning Common Stock (in thousands)	Additional Paid-In Capital	Total Shares Issued	Total Amount Paid (in thousands)	Net Income (in thousands)	Retained Earnings (in thousands)
2022	0	22	8,593,386	35.069	-19.09684	-.00105
2023	35.069	22	349,621	103.881	-52.27063	-19,097.89
2024	103.881	22	1,219,832	100.366	-47.23560	-90,794.89

- **Beginning Common Stock:** The starting balance of common stock for each year based on previous year's ending stockholder equity.

- **Additional Paid-In Capital:** Remained constant at $22 each year.

- **Total Shares Issued:** The total number of shares issued during each year.

- **Total Amount Paid:** Reflects the amount invested by shareholders during each year (shown in thousands).

- **Net Income:** Recorded net income for each year (shown in thousands).

- **Retained Earnings:** The retained earnings carried over from the previous year.

- **Ending Common Stock:** The final common stock value calculated by adding Beginning Common Stock and Total Amount Paid, adjusted for retained earnings and net income.

E. Notes to Financials

- Financials are presented in U.S. dollars and prepared according to GAAP.
- The company has not undergone a CPA review or audit.
- Stockholder equity includes shares issued during a prior Reg CF raise.

- No dividends have been declared.

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5. Executive Certification

I, Mike Maunu, President & CEO of Oxygen4Life, Inc., hereby certify that the financial statements included in this Form C-AR are true and correct in all material respects and have been prepared in accordance with U.S. Generally Accepted Accounting Principles.

Name: Mike Maunu
Title: President & CEO
Date: April 30, 2025